SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

For the three-year period ending 2005

Form U-12(i)-B (Three-Year Statement)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement:

John G. Carriere

900 7th Street, N.W., Ste. 960

Washington, DC 20001

2.	Names and business addresses of any person through whom the undersigned proposed to act in matters included within the exemption provided by paragraph (b) of Rule U-71:

Scottish Power plc*	PacifiCorp
1 Atlantic Quay	825 NE Multnomah, Suite 2000
Glasgow	Portland, Oregon 97232
G28SP, Scotland

PPM Energy	PacifiCorp Holdings, Inc.
650 NE Holladay, Suite 700	825 NE Multnomah, Ste. 2000
Portland, Oregon 97232	Portland, OR 97232

PacifiCorp
900 7th Street, N.W., Ste. 960
Washington, DC 20001

*	Activities giving rise to the obligation to file this report relate directly to PacifiCorp and PacifiCorp Power Marketing, Inc. and only indirectly to Scottish Power- all compensation reported in Section 5 hereof is paid by PacifiCorp.

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

Scottish Power plc, PacifiCorp, PacifiCorp, and PPM Energy

4.	Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

John G. Carriere, PacifiCorp’s Manager of Federal Regulatory Affairs represents the company’s interests before the US congress and Federal agencies.

5.	(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

	Salary or other Compensations to be received
Name of recipient	(a)	(b)	Person or company from whom
Richard Glick	$101,200	$225,000	ScottishPower plc, PacifiCorp and PPM Energy

(b) Basis for compensation if other than salary: N/A

6.	(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

(a) Total amount of routine expenses charged to client: $2,274,669

(b) Itemized list of all other expenses: N/A

Date: May 18, 2005	(Signed)	/s/ JOHN G. CARRIERE
John G. Carriere